Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	March 31, 2020	December 31, 2019

ASSETS
Current assets
Cash		$—	$5,572
Trade and other receivables		107,699	173,762
Financial derivatives	17	96,652	5,433
		204,351	184,767
Non-current assets
Exploration and evaluation assets	5	203,999	320,210
Oil and gas properties	6	2,974,796	5,387,889
Other plant and equipment		7,725	7,598
Lease assets		12,511	13,619
Deferred income tax asset	14	37,658	—
		$3,441,040	$5,914,083

LIABILITIES
Current liabilities
Trade and other payables		$209,776	$207,454
Financial derivatives	17	3,892	8,668
Lease obligations		5,882	5,798
Asset retirement obligations	9	10,978	11,579
		230,528	233,499
Non-current liabilities
Credit facilities	7	676,055	505,412
Long-term notes	8	1,252,156	1,328,175
Lease obligations		6,859	8,085
Asset retirement obligations	9	650,249	656,395
Deferred income tax liability		—	235,308
		2,815,847	2,966,874

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	5,726,465	5,718,835
Contributed surplus		12,344	17,712
Accumulated other comprehensive income		730,163	556,224
Deficit		(5,843,779)	(3,345,562)
		625,193	2,947,209
		$3,441,040	$5,914,083

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Loss
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended March 31
	Notes	2020	2019

Revenue, net of royalties
Petroleum and natural gas sales	13	$336,614	$453,424
Royalties		(56,720)	(81,325)
		279,894	372,099

Expenses
Operating		104,470	100,292
Transportation		10,342	13,330
Blending and other		21,357	16,788
General and administrative		9,775	14,136
Exploration and evaluation	5	260	1,844
Depletion and depreciation		181,386	185,354
Impairment	5, 6	2,716,349	—
Share-based compensation	11	2,783	5,843
Financing and interest	15	39,220	32,742
Financial derivatives (gain) loss	17	(122,845)	34,447
Foreign exchange loss (gain)	16	99,892	(27,536)
Gain on dispositions		(137)	—
Other income		(2,031)	(2,587)
		3,060,821	374,653
Net loss before income taxes		(2,780,927)	(2,554)
Income tax expense (recovery)	14
Current income tax expense		469	595
Deferred income tax recovery		(283,179)	(14,485)
		(282,710)	(13,890)
Net income (loss)		$(2,498,217)	$11,336
Other comprehensive income (loss)
Foreign currency translation adjustment		173,939	(47,794)
Comprehensive loss		$(2,324,278)	$(36,458)

Net income (loss) per common share	12
Basic		$(4.46)	$0.02
Diluted		$(4.46)	$0.02

Weighted average common shares (000's)	12
Basic		559,804	555,438
Diluted		559,804	558,732

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2018		$5,701,516	$19,137	$667,874	$(3,333,103)	$3,055,424
Vesting of share awards		7,646	(7,646)	—	—	—
Share-based compensation		—	5,843	—	—	5,843
Comprehensive income (loss)		—	—	(47,794)	11,336	(36,458)
Balance at March 31, 2019		$5,709,162	$17,334	$620,080	$(3,321,767)	$3,024,809
Balance at December 31, 2019		$5,718,835	$17,712	$556,224	$(3,345,562)	$2,947,209
Vesting of share awards	10	7,630	(7,630)	—	—	—
Share-based compensation	11	—	2,262	—	—	2,262
Comprehensive income (loss)		—	—	173,939	(2,498,217)	(2,324,278)
Balance at March 31, 2020		$5,726,465	$12,344	$730,163	$(5,843,779)	$625,193

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31
	Notes	2020	2019

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period		$(2,498,217)	$11,336
Adjustments for:
Share-based compensation	11	2,262	5,843
Unrealized foreign exchange loss (gain)	16	99,521	(26,941)
Exploration and evaluation	5	260	1,844
Depletion and depreciation	6, 7	181,386	185,354
Impairment	5, 6	2,716,349	—
Non-cash financing, accretion, and early redemption expense	15	10,685	4,558
Unrealized financial derivatives (gain) loss	17	(95,995)	53,261
Gain on dispositions		(137)	—
Deferred income tax recovery		(283,179)	(14,485)
Asset retirement obligations settled	9	(4,241)	(4,928)
Change in non-cash working capital		53,873	(58,477)
		182,567	157,365

Financing activities
Increase in credit facilities		155,921	31,612
Payments on lease obligations		(1,516)	(1,389)
Net proceeds from issuance of long-term notes	8	652,150	—
Redemption of long-term notes	8	(833,672)	—
		(27,117)	30,223

Investing activities
Additions to exploration and evaluation assets	5	(3,788)	(1,125)
Additions to oil and gas properties	6	(172,989)	(152,718)
Additions to other plant and equipment		(612)	(65)
Proceeds from dispositions		40	—
Change in non-cash working capital		16,327	(33,680)
		(161,022)	(187,588)

Change in cash		(5,572)	—
Cash, beginning of period		5,572	—
Cash, end of period		$—	$—

Supplementary information
Interest paid		$22,597	$22,035
Income taxes paid		$—	$—

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2020 and 2019
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2019.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 7, 2020.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2019 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

3.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2019 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of amendments to IFRS 3 Business Combinations as described below.

Current environment and estimation uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

In March 2020, the World Health Organization declared a global pandemic related to the novel coronavirus disease 2019 ("COVID-19"). The emergence of COVID-19 and the steps taken by governments to control the spread of the virus has resulted in significant instability of the global economy. The North American oil and gas industry has been particularly impacted as restrictions attempting to limit the spread of COVID-19 in conjunction with additional supply from the OPEC+ price war have resulted in a sharp decline in demand for crude oil and has resulted in unprecedented volatility in global crude oil prices. There is significant ongoing uncertainty regarding the extent and duration of the COVID-19 pandemic and the impact it will have on demand and prices for the commodities we produce, on our suppliers, on our employees, and on the global economy.

These factors have impacted our results for the three months ended March 31, 2020. We recorded a total impairment of $2.7 billion which included amounts related to our exploration and evaluation assets (note 5) and oil and gas properties (note 6). There is potential for further impairments or reversal of these and possibly other impairments over the balance of 2020 due to the current volatility in forecasted prices for the commodities we produce. In the current environment, assumptions and estimates regarding future commodity prices, the amount of economically recoverable reserves, exchange rates, and interest rates are subject to greater variability than normal. Actual results may differ from these estimates as the effect of future events cannot be determined with certainty.

We have taken action to protect our financial liquidity in response to the recent volatility in commodity prices and instability in the global economy. We have reduced our planned capital expenditures and have reduced production of oil and natural gas when commodity prices do not support economic production. Production could be further reduced or restarted in response to further changes in the commodity price environment.

We are expecting compliance with the financial covenants applicable to our credit facilities for at least the next twelve months. A decrease or a sustained period of low commodity prices may result in non-compliance with our financial covenants and reduced liquidity on our existing credit facilities. Non-compliance with the financial covenants in our credit facilities could result in our debt becoming due and payable on demand. Should we anticipate non-compliance we will pro-actively approach our lending syndicate to amend the credit facilities to ensure their availability. There is no certainty that we will be successful in negotiating such amendments.

Business Combinations

Baytex adopted amendments to IFRS 3 Business Combinations effective January 1, 2020, which will be applied prospectively to acquisitions that occur on or after January 1, 2020. These amendments did not result in changes to the Company's accounting policies for applying the acquisition method but could result in future acquisitions being accounted for as an asset acquisition as opposed to a business combination.

4. SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2020	2019	2020	2019	2020	2019	2020	2019

Revenue, net of royalties
Petroleum and natural gas sales	$194,844	$264,039	$141,770	$189,385	$—	$—	$336,614	$453,424
Royalties	(15,518)	(25,184)	(41,202)	(56,141)	—	—	(56,720)	(81,325)
	179,326	238,855	100,568	133,244	—	—	279,894	372,099

Expenses
Operating	78,922	74,102	25,548	26,190	—	—	104,470	100,292
Transportation	10,342	13,330	—	—	—	—	10,342	13,330
Blending and other	21,357	16,788	—	—	—	—	21,357	16,788
General and administrative	—	—	—	—	9,775	14,136	9,775	14,136
Exploration and evaluation	260	1,844	—	—	—	—	260	1,844
Depletion and depreciation	122,748	115,020	56,670	69,824	1,968	510	181,386	185,354
Impairment	1,855,000	—	861,349	—	—	—	2,716,349	—
Share-based compensation	—	—	—	—	2,783	5,843	2,783	5,843
Financing and interest	—	—	—	—	39,220	32,742	39,220	32,742
Financial derivatives (gain) loss	—	—	—	—	(122,845)	34,447	(122,845)	34,447
Foreign exchange loss (gain)	—	—	—	—	99,892	(27,536)	99,892	(27,536)
Gain on dispositions	(137)	—	—	—	—	—	(137)	—
Other income	—	—	—	—	(2,031)	(2,587)	(2,031)	(2,587)
	2,088,492	221,084	943,567	96,014	28,762	57,555	3,060,821	374,653
Net income (loss) before income taxes	(1,909,166)	17,771	(842,999)	37,230	(28,762)	(57,555)	(2,780,927)	(2,554)
Income tax expense (recovery)
Current income tax expense	469	—	—	595	—	—	469	595
Deferred income tax (recovery) expense	(91,697)	4,248	(185,996)	2,694	(5,486)	(21,427)	(283,179)	(14,485)
	(91,228)	4,248	(185,996)	3,289	(5,486)	(21,427)	(282,710)	(13,890)
Net income (loss)	$(1,817,938)	$13,523	$(657,003)	$33,941	$(23,276)	$(36,128)	$(2,498,217)	$11,336

Total oil and natural gas capital expenditures(1)	$123,070	$104,870	$53,667	$48,973	$—	$—	$176,737	$153,843
(1)  Includes acquisitions and property swaps, net of proceeds from divestitures.

	March 31, 2020	December 31, 2019
Canadian assets	$1,579,174	$3,484,123
U.S. assets	1,744,978	2,403,310
Corporate assets	116,888	26,650
Total consolidated assets	$3,441,040	$5,914,083

5. EXPLORATION AND EVALUATION ASSETS

	March 31, 2020	December 31, 2019
Balance, beginning of period	$320,210	$358,935
Capital expenditures	3,788	2,948
Property acquisitions	—	1,523
Divestitures	—	(443)
Property swaps	479	417
Impairment	(127,861)	(7,822)
Exploration and evaluation expense	(260)	(11,764)
Transfer to oil and gas properties (note 6)	(3,642)	(16,204)
Foreign currency translation	11,285	(7,380)
Balance, end of period	$203,999	$320,210

At March 31, 2020, the Company identified indicators of impairment for the exploration and evaluation assets within all CGUs. The estimated recoverable amount was below the carrying value of the exploration and evaluation assets in the Conventional, Peace River, Lloydminster, Viking, and Eagle Ford CGUs and an impairment of $127.9 million was recorded as at March 31, 2020. The recoverable amount of each CGU was based on its fair value less costs of disposal ("FVLCD") and was estimated with reference to arm's length transactions in comparable locations and the discounted cash flows associated with the Company's future development plans. The following table indicates the impairment booked for each CGU at March 31, 2020.

Impairment
Conventional CGU	$4,000
Peace River CGU	20,000
Lloydminster CGU	42,000
Viking CGU	13,000
Eagle Ford CGU	48,861
$127,861

At December 31, 2019, the Company identified indicators of impairment for the exploration and evaluation assets within the Peace River CGU. The estimated recoverable amount was below the carrying value of the exploration and evaluation assets in the Peace River CGU and an impairment of $7.8 million was recorded as at December 31, 2019. There were no indicators of impairment for exploration and evaluation assets in the remaining CGUs at December 31, 2019.

6. OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2018	$10,744,533	$(4,926,644)	$5,817,889
Capital expenditures	549,343	—	549,343
Property acquisitions	2,636	—	2,636
Transfers from exploration and evaluation assets (note 5)	16,204	—	16,204
Change in asset retirement obligations (note 9)	23,894	—	23,894
Divestitures	(2,069)	1,690	(379)
Property swaps	1,773	—	1,773
Impairment	—	(180,000)	(180,000)
Foreign currency translation	(208,017)	89,813	(118,204)
Depletion	—	(725,267)	(725,267)
Balance, December 31, 2019	$11,128,297	$(5,740,408)	$5,387,889
Capital expenditures	172,989	—	172,989
Transfers from exploration and evaluation assets (note 5)	3,642	—	3,642
Change in asset retirement obligations (note 9)	(7,599)	—	(7,599)
Property swaps	(1,190)	178	(1,012)
Impairment	—	(2,588,488)	(2,588,488)
Foreign currency translation	355,138	(168,345)	186,793
Depletion	—	(179,418)	(179,418)
Balance, March 31, 2020	$11,651,277	$(8,676,481)	$2,974,796

The Company recorded an impairment of $2.6 billion for its oil and gas properties at March 31, 2020 and $180.0 million at December 31, 2019.

At March 31, 2020, the Company identified indicators of impairment for all of its CGUs due to a significant decline in forecasted commodity prices. The recoverable amount was not sufficient to support the carrying amount which resulted in an impairment of $2.6 billion recorded at March 31, 2020. The recoverable amount of each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2019 and was adjusted for operations between December 31, 2019 and March 31, 2020. The after-tax discount rates applied to the cash flows were between 8% and 14%.

The recoverable amount of the Company's CGUs were calculated at March 31, 2020 using the following benchmark reference prices for the years 2020 to 2029 adjusted for commodity differentials specific to the Company.

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
WTI crude oil (US$/bbl)	29.17	40.45	49.17	53.28	55.66	56.87	58.01	59.17	60.35	61.56
WCS heavy oil (CA$/bbl)	19.21	34.65	46.34	51.25	54.28	55.72	56.96	58.22	59.51	60.82
LLS crude oil (US$/bbl)	32.17	43.80	52.55	56.68	59.10	60.35	61.52	62.72	63.94	65.19
Edmonton par oil (CA$/bbl)	29.22	46.85	59.27	65.02	68.43	69.81	71.24	72.70	74.19	75.71
Henry Hub gas (US$/mmbtu)	2.10	2.58	2.79	2.86	2.93	3.00	3.07	3.13	3.19	3.25
AECO gas (CA$/mmbtu)	1.74	2.20	2.38	2.45	2.53	2.60	2.66	2.72	2.79	2.85
Exchange rate (CAD/USD)	1.41	1.37	1.34	1.34	1.34	1.33	1.33	1.33	1.33	1.33

This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2029 have been adjusted for inflation at an annual rate of 2.0%.

The following table demonstrates the sensitivity of the estimated recoverable amount of the Company's CGUs to reasonably possible changes in key assumptions inherent in the estimate.

	Recoverable amount	Impairment	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Conventional CGU	$37,444	$41,000	$3,000	$3,500	$8,500
Peace River CGU	109,631	345,000	9,500	53,500	3,000
Lloydminster CGU	227,967	470,000	25,000	69,500	—
Duvernay CGU	61,197	5,000	5,500	9,500	1,500
Viking CGU	962,134	915,000	57,000	123,000	4,000
Eagle Ford CGU	1,576,423	812,488	120,750	141,500	32,000
	$2,974,796	$2,588,488	$220,750	$400,500	$49,000

At December 31, 2019, the Company identified indicators of impairment for its Peace River CGU due to a sustained decline in Canadian heavy oil prices and a reduction in planned exploration and development expenditures related to thermal properties in the Peace River CGU. The recoverable amount of the Peace River CGU was based on its value-in-use ("VIU") which was estimated using a discounted cash flow model using proved plus probable cash flows from an independent reserve report prepared as at December 31,2019 and an after-tax discount rate of 11%. The recoverable amount was not sufficient to support the carrying amount of the CGU which resulted in an impairment of $180.0 million recorded as at December 31, 2019. There were no indicators of impairment or impairment reversal identified for the remaining CGUs as at December 31, 2019.

7. CREDIT FACILITIES

	March 31, 2020	December 31, 2019
Credit facilities - U.S. dollar denominated(1)	$375,093	$206,144
Credit facilities - Canadian dollar denominated	303,647	300,327
Credit facilities - principal	678,740	506,471
Unamortized debt issuance costs	(2,685)	(1,059)
Credit facilities	$676,055	$505,412
(1)U.S. dollar denominated credit facilities balance was US$265.7 million as at March 31, 2020 (December 31, 2019 - US$159.0 million).

Baytex has US$575 million of revolving credit facilities (the "Revolving Facilities") and a $300 million non-revolving secured term loan (the "Term Loan") (collectively the "Credit Facilities"). On March 3, 2020, Baytex amended its Credit Facilities to extend maturity from April 2, 2021 to April 2, 2024. These facilities will automatically be extended to June 4, 2024 providing Baytex has either refinanced, or has the ability to repay, the outstanding 2024 long-term notes with existing credit capacity as of April 1, 2024.

The extendible secured Revolving Facilities are comprised of a US$50 million operating loan and a US$325 million syndicated revolving loan for Baytex and a US$200 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. The $300 million Term Loan is secured by the assets of Baytex's wholly-owned subsidiary, Baytex Energy Limited Partnership.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon Baytex's request. Advances (including letters of credit) under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Credit Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At March 31, 2020, Baytex had $16.2 million of outstanding letters of credit (December 31, 2019 - $15.2 million) under the Credit Facilities.

At March 31, 2020, Baytex was in compliance with all of the covenants contained in the Credit Facilities. We are expecting compliance with the financial covenants applicable to our credit facilities for at least the next twelve months. A decrease or a sustained period of low commodity prices may result in non-compliance with our financial covenants and reduced liquidity on our existing credit facilities. Non-compliance with the financial covenants in our credit facilities could result in our debt becoming due and payable on demand. Should we anticipate non-compliance we will pro-actively approach our lending syndicate to amend the credit facilities to ensure their availability. There is no certainty that we will be successful in negotiating such amendments. The following table summarizes the financial covenants applicable to the Credit Facilities and Baytex's compliance therewith as at March 31, 2020.

Covenant Description	Position as at March 31, 2020	Covenant
Senior Secured Debt(1) to Bank EBITDA(2) (Maximum Ratio)	0.8:1.00	3.50:1.00
Interest Coverage(3) (Minimum Ratio)	8.6:1.00	2.00:1.00
(1)"Senior Secured Debt" is defined as the principal amount of the credit facilities and other secured obligations identified in the credit agreement. As at March 31, 2020, the Company's Senior Secured Debt totaled $694.9 million which includes $678.7 million of principal amounts outstanding and $16.2 million of letters of credit.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expense, income tax, non-recurring losses, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expense, impairment, deferred income tax expense or recovery, unrealized gains and losses on financial derivatives and foreign exchange, and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2020 was $923.8 million.
(3)"Interest Coverage" is computed as the ratio of Bank EBITDA to financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, for the twelve months ended March 31, 2020 was $107.2 million.

8. LONG-TERM NOTES

	March 31, 2020	December 31, 2019
5.125% notes (US$400,000 – principal) due June 1, 2021	$—	$518,600
6.625% notes ($300,000 – principal) due July 19, 2022	—	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	564,800	518,600
8.75% notes (US$500,000 – principal) due April 1, 2027	706,000	—
Total long-term notes - principal(1)	1,270,800	1,337,200
Unamortized debt issuance costs	(18,644)	(9,025)
Total long-term notes - net of unamortized debt issuance costs	$1,252,156	$1,328,175
(1)The decrease in the principal amount of long-term notes outstanding from December 31, 2019 to March 31, 2020 is the result of principal repayments of $830.4 million, the issuance of $664.7 million aggregate principal amount and changes in the reported amount of U.S. dollar denominated debt of $99.2 million.

On February 5, 2020, Baytex issued US$500 million aggregate principal amount of senior unsecured notes due April 1, 2027 bearing interest at a rate of 8.75% per annum payable semi-annually (the "8.75% Senior Notes"). The 8.75% Senior Notes are redeemable at Baytex's option, in whole or in part, at specified redemption prices after April 1, 2023 and will be redeemable at par from April 1, 2026 to maturity. Transaction costs of $12.5 million were incurred in conjunction with the issuance which resulted in net proceeds of $652.2 million.

On February 20, 2020, Baytex used a portion of the net proceeds from the issuance of the 8.75% Senior Notes to complete the early redemption of the US$400 million principal amount of the 5.125% senior unsecured notes due June 1, 2021 at par plus accrued interest. The principal payment was $530.4 million.

On March 5, 2020, Baytex completed the early redemption of the $300 million principal amount of the 6.625% senior unsecured notes due July 19, 2022 at 101.104% of the principal amount, plus accrued interest. The principal payment was $300.0 million plus early redemption expense of $3.3 million.

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Credit Facilities and long-term notes unless the Company maintains a minimum coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 7) to financing and interest expense on a trailing twelve month basis) of 2.00:1.00. At March 31, 2020, the fixed charge coverage ratio was 8.1:1.00.

9. ASSET RETIREMENT OBLIGATIONS

	March 31, 2020	December 31, 2019
Balance, beginning of period	$667,974	$646,898
Liabilities incurred	8,591	21,748
Liabilities settled	(4,241)	(15,417)
Liabilities acquired from property acquisitions	—	1,648
Liabilities divested	(116)	(1,331)
Property swaps	(514)	792
Accretion (note 15)	2,931	13,713
Change in estimate	(1,399)	19,632
Changes in discount rates and inflation rates(1)	(14,791)	(17,486)
Foreign currency translation	2,792	(2,223)
Balance, end of period	$661,227	$667,974
Less current portion of asset retirement obligations	10,978	11,579
Non-current portion of asset retirement obligations	$650,249	$656,395
(1) The discount and inflation rates at March 31, 2020 were 1.3% and 0.9%, compared to 1.8% and 1.4%, respectively, at December 31, 2019.

10. SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At March 31, 2020, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2018	554,060	$5,701,516
Vesting of share awards	4,245	17,319
Balance, December 31, 2019	558,305	$5,718,835
Vesting of share awards	2,178	7,630
Balance, March 31, 2020	560,483	$5,726,465

11. SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $2.8 million for the three months ended March 31, 2020 ($5.8 million for the three months ended March 31, 2019) which includes $0.5 million of cash compensation expense related to the incentive award plan and the associated equity total return swaps.

Share Award Plans

Baytex has a share award plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares on vesting; the number of common shares issued is determined by a multiplier. The multiplier, which ranges between zero and two, is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The restricted awards and performance awards vest in equal tranches on the first, second and third anniversaries of the grant date.

The weighted average fair value of share awards granted was $1.48 per restricted and performance award for the three months ended March 31, 2020 ($2.65 per restricted and performance award for the three months ended March 31, 2019).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2018	3,243	3,273	6,516
Granted	3,184	3,245	6,429
Vested and converted to common shares	(2,081)	(2,164)	(4,245)
Forfeited	(545)	(1,219)	(1,764)
Balance, December 31, 2019	3,801	3,135	6,936
Granted	2,239	3,253	5,492
Vested and converted to common shares	(1,343)	(835)	(2,178)
Forfeited	(87)	(150)	(237)
Balance, March 31, 2020	4,610	5,403	10,013
(1)  Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

Incentive Award Plan

Baytex has a cash-settled incentive award plan (the "Incentive Award" plan) whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

The Company uses equity total return swaps ("Equity TRS") on the equivalent number of Baytex common shares in order to fix the aggregate cost of the Incentive Award plan at the fair value determined on the grant date. The cumulative expense is recognized at fair value each period with realized gains or losses included in share-based compensation expense and unrealized gains or losses included in unrealized financial derivatives gain or loss. The carrying value of the financial derivatives includes the fair value of the Equity TRS which was a liability of $3.0 million on March 31, 2020.

During the three months ended March 31, 2020, Baytex granted 2.9 million awards under the Incentive Award plan at a fair value of $1.50 per award.

Share Options

Baytex assumed share option plans pursuant to a business combination in 2018. No new grants will be made under the option plans.

The Company accounts for share options using the fair value method. Under this method, compensation is expensed over the vesting period for the share options, with a corresponding increase to contributed surplus.

Share options granted under the option plans had a maximum term of 3.5 years to expiry. One third of the options granted vest on each of the first, second, and third anniversaries of the date of grant. The following tables summarize the information about the share options.

	Number of options (000s)	Weighted average exercise price
Balance, December 31, 2018	4,865	$6.70
Forfeited/Expired	(2,390)	6.56
Balance, December 31, 2019	2,475	$6.83
Forfeited/Expired	(652)	7.19
Balance, March 31, 2020	1,823	$6.70

	Options Outstanding			Options Exercisable
Exercise price	Number outstanding at March 31, 2020 (000s)	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable at March 31, 2020 (000s)	Weighted average exercise price
$5.00 - $7.00	1,483	0.53	$6.43	1,294	$6.53
$7.01 - $9.00	340	0.01	7.91	340	7.91
Total	1,823	0.43	$6.70	1,634	$6.82

12. NET INCOME (LOSS) PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income or loss per share amounts reflect the potential dilution that could occur if share awards and share options were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards and share options whereby the potential conversion of share awards and share options and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended March 31
	2020			2019
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net income (loss) - basic	$(2,498,217)	559,804	$(4.46)	$11,336	555,438	$0.02
Dilutive effect of share awards	—	—	—	—	3,294	—
Dilutive effect of share options	—	—	—	—	—	—
Net income (loss) - diluted	$(2,498,217)	559,804	$(4.46)	$11,336	558,732	$0.02

For the three months ended March 31, 2020, all share awards and share options were excluded from the calculation as their effect was anti-dilutive as the Company recorded a net loss. For the three months ended March 31, 2019, no share awards were considered to be anti-dilutive and 4.5 million share options were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive.

13.  PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended March 31
	2020			2019
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$109,084	$121,155	$230,239	$132,368	$148,916	$281,284
Heavy oil	75,843	—	75,843	117,686	—	117,686
NGL	1,348	8,842	10,190	3,441	20,802	24,243
Natural gas sales	8,569	11,773	20,342	10,544	19,667	30,211
Total petroleum and natural gas sales	$194,844	$141,770	$336,614	$264,039	$189,385	$453,424

Included in accounts receivable at March 31, 2020 is $68.2 million of accrued production revenue related to delivered volumes (December 31, 2019 - $138.0 million).

14. INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2020	2019
Net loss before income taxes	$(2,780,927)	$(2,554)
Expected income taxes at the statutory rate of 25.89% (2019 – 27.00%)	(719,982)	(690)
(Increase) decrease in income tax recovery resulting from:
Share-based compensation	585	1,578
Non-taxable portion of foreign exchange loss (gain)	12,846	(3,674)
Effect of change in income tax rates	20,930	—
Effect of rate adjustments for foreign jurisdictions	31,484	(7,321)
Effect of change in deferred tax benefit not recognized	370,542	(3,674)
Adjustments and assessments	885	(109)
Income tax recovery	$(282,710)	$(13,890)
For the three months ended March 31, 2020, the deferred tax recovery includes $20.9 million attributable to decreases in the Alberta provincial income tax rate for the periods from July 1, 2019 to January 1, 2022, which reduced the provincial rate to 11% effective July 1, 2019, and further reduced it by 1% on January 1, 2020. Additional reductions are scheduled for January 2021 and 2022, after which the provincial rate will be 8%.
At March 31, 2020, a deferred tax asset of $37.7 million has been recognized while $398 million remains unrecognized due to uncertainty surrounding future commodity prices (December 31, 2019 - $28 million).

As disclosed in the 2019 annual financial statements, in June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

On April 7, 2020, the U.S. Department of the Treasury and the IRS published final regulations addressing “anti-hybrid” rules under section 267A of the U.S. tax code and thus became substantially enacted. Pursuant to these regulations, the Company will no longer be entitled to certain tax benefits previously recognized during 2019 and the three months ended March 31, 2020. Accordingly, a charge against deferred income taxes in the amount of $24.8 million will be recorded in the three months ended June 30, 2020.

15. FINANCING AND INTEREST

	Three Months Ended March 31
	2020	2019
Interest on credit facilities	$4,135	$5,412
Interest on long-term notes	24,273	22,602
Interest on lease obligations	127	170
Non-cash financing	4,442	1,095
Accretion on asset retirement obligations (note 9)	2,931	3,463
Early redemption expense (note 8)	3,312	—
Financing and interest	$39,220	$32,742

16. FOREIGN EXCHANGE

	Three Months Ended March 31
	2020	2019
Unrealized foreign exchange loss (gain)	$99,521	$(26,941)
Realized foreign exchange loss (gain)	371	(595)
Foreign exchange loss (gain)	$99,892	$(27,536)

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, credit facilities, and long-term notes. The fair value of the credit facilities is equal to the principal amount outstanding as the credit facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	March 31, 2020		December 31, 2019
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial derivatives	$96,652	$96,652	$5,433	$5,433	Level 2
Total	$96,652	$96,652	$5,433	$5,433

Financial assets at amortized cost
Cash	$—	$—	$5,572	$5,572	—
Trade and other receivables	107,699	107,699	173,762	173,762	—
Total	$107,699	$107,699	$179,334	$179,334

Financial Liabilities
FVTPL
Financial derivatives	$(3,892)	$(3,892)	$(8,668)	$(8,668)	Level 2
Total	$(3,892)	$(3,892)	$(8,668)	$(8,668)

Financial liabilities at amortized cost
Trade and other payables	$(209,776)	$(209,776)	$(207,454)	$(207,454)	—
Credit facilities	(676,055)	(678,740)	(505,412)	(506,471)	—
Long-term notes	(1,252,156)	(508,214)	(1,328,175)	(1,290,817)	Level 1
Total	$(2,137,987)	$(1,396,730)	$(2,041,041)	$(2,004,742)

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2020 and 2019.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
U.S. dollar denominated	US$80,731	US$8,733	US$1,074,265	US$841,961

From time to time the Company exercises its right to draw U.S. dollar denominated borrowings on its Credit Facilities in order to secure lower borrowing costs depending on the prevailing LIBOR or CDOR rates at inception of the borrowing. Short-term foreign currency contracts are used to convert the U.S. dollar proceeds from LIBOR loans to Canadian dollars and fix the conversion to U.S. dollars at maturity of the borrowing. On March 27, 2020, the Company entered a foreign currency contract to convert US$156 million of proceeds from a U.S. dollar denominated loan to Canadian dollars at a rate of $1.45 CAD/USD and fix the conversion at maturity on April 27, 2020 at a rate of $1.45 CAD/USD. Unrealized gains and losses on the foreign currency contracts are included in unrealized foreign exchange gain or loss for the period and the fair value of the contract is included in the principal amount of the U.S. dollar credit facilities at period end.

Interest Rate Risk

Interest Rate Swaps

As of March 31, 2020, Baytex had an interest rate swap outstanding with a notional value of $100 million maturing in October 2020, with a fixed contract price of 2.02% referencing the Canadian Dollar Offered Rate. At March 31, 2020, the fair value of the interest rate swap was a liability of $0.7 million (December 31, 2019 - nil).

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of May 7, 2020:

	Remaining Period	Volume	Price/Unit(1)	Index
Oil
Basis Swap	Apr 2020 to Dec 2020	6,500 bbl/d	WTI less US$16.27/bbl	WCS
Basis Swap(7)	Jan 2021 to Dec 2021	2,000 bbl/d	WTI less US$14.12/bbl	WCS
Basis Swap	Apr 2020 to Dec 2020	5,000 bbl/d	WTI less US$6.15/bbl	MSW
MSW Stream(6)(7)	June 2020	800 bbl/d	$22.68/bbl	Blended
MSW Stream(6)(7)	July 2020	11,695 bbl/d	$27.17/bbl	Blended
Fixed - Sell	Apr 2020 to Dec 2020	2,000 bbl/d	US$58.00/bbl	WTI
Fixed - Sell(7)	Apr 2020 to June 2020	6,000 bbl/d	US$25.62/bbl	WTI
Fixed - Sell(7)	May 2020	6,000 bbl/d	$40.72/bbl	WTI-CAD
Fixed - Sell(7)	June 2020	3,000 bbl/d	US$22.55/bbl	WTI
Fixed - Sell(7)	June 2020	6,000 bbl/d	$32.45/bbl	WTI-CAD
Fixed - Sell(7)	July 2020	4,000 bbl/d	US$24.73/bbl	WTI
Fixed - Sell(7)	July 2020	5,000 bbl/d	$34.05/bbl	WTI-CAD
3-way option(2)	Apr 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$56.00/US$61.35	WTI
3-way option(2)	Apr 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$57.00/US$60.00	WTI
3-way option(2)	Apr 2020 to Dec 2020	4,500 bbl/d	US$50.00/US$57.00/US$62.00	WTI
3-way option(2)	Apr 2020 to Dec 2020	3,000 bbl/d	US$50.00/US$58.00/US$62.00	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$58.00/US$60.50	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$58.00/US$60.83	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$65.60	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,500 bbl/d	US$51.00/US$59.00/US$66.00	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$59.50/US$66.15	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$65.60	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.00	WTI
3-way option(2)	Apr 2020 to Dec 2020	1,000 bbl/d	US$51.00/US$60.00/US$66.05	WTI
3-way option(2)	Apr 2020 to Dec 2020	2,000 bbl/d	US$51.00/US$60.00/US$66.70	WTI
Swaption(3)	Jan 2021 to Dec 2021	3,000 bbl/d	US$64.50/bbl	Brent
Swaption(4)	Jan 2021 to Dec 2021	3,000 bbl/d	US$70.00/bbl	Brent
Swaption(4)	Jan 2021 to Dec 2021	3,000 bbl/d	US$60.75/bbl	WTI

Natural Gas
Fixed - Sell	Apr 2020 to Dec 2020	5,000 GJ/d	$1.77/GJ	AECO 7A
Fixed - Sell(7)	May 2020 to Dec 2020	5,500 GJ/d	$2.22/GJ	AECO 7A
Fixed - Sell	Jan 2021 to Dec 2021	10,500 GJ/d	$2.31/GJ	AECO 7A
Fixed - Sell(7)	May 2020 to Dec 2020	2,500 GJ/d	$2.29/GJ	AECO 5A
Fixed - Sell(7)	Oct 2020 to Dec 2020	5,500 mmbtu/d	US$2.64/mmbtu	NYMEX
Fixed - Sell(7)	Jan 2021 to Dec 2021	9,000 mmbtu/d	US$2.72/mmbtu	NYMEX
3-way option(2)	Apr 2020 to Dec 2020	5,000 mmbtu/d	US$2.25/US$2.60/US$2.85	NYMEX
Swaption(5)	Jan 2021 to Dec 2021	5,000 mmbtu/d	US$2.90/mmbtu	NYMEX
(1)Based on the weighted average price per unit for the period.

(2)Producer 3-way option consists of a sold put, bought put, and a sold call. To illustrate, in a US$50.00/US$58.00/US$62.00 contract, Baytex receives WTI plus US$8.00/bbl when WTI is at or below US$50.00/bbl; Baytex receives US$58.00/bbl when WTI is between US$50.00/bbl and US$58.00/bbl; Baytex receives the market price when WTI is between US$58.00/bbl and US$62.00/bbl; and Baytex receives US$62.00/bbl when WTI is above US$62.00/bbl.
(3)For these contracts, the counterparty has the right, if exercised on September 30, 2020, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(4)For these contracts, the counterparty has the right, if exercised on December 31, 2020, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(5)For these contracts, the counterparty has the right, if exercised on December 23, 2020, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(6)For these contracts, the contract price per unit is the sum of the average WTI price for the period and the average of the Edmonton SW blend differential (the average of TMX SW 1a index as determined by NGX and the NE Monthly Index for physical SW as determined by Net Energy), converted to CAD at the noon day average rate.
(7)Contracts entered subsequent to March 31, 2020.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended March 31
	2020	2019
Realized financial derivatives gain	$(26,850)	$(18,814)
Unrealized financial derivatives (gain) loss	(95,995)	53,261
Financial derivatives (gain) loss	$(122,845)	$34,447

Physical Delivery Contracts

Baytex has commitments to deliver heavy oil volumes by rail and commitments to deliver natural gas volumes for processing. These contracts are held for the purpose of delivery of non-financial items in accordance with Baytex's expected sale requirements. Physical delivery contracts are not considered financial instruments and, as a result, no asset or liability has been recognized in the condensed consolidated statements of financial position.

As at March 31, 2020, Baytex had committed to deliver the following volumes of raw bitumen to market on rail. Pricing for these contracts is based on either the WTI benchmark or the WCS benchmark, less a discount.

Period	Volume (bbl/d)
April 2020	6,500
May 2020	3,250
June 2020	6,000
July 2020 - December 2020	11,500

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements, opportunities to issue additional common shares as well as reducing capital expenditures.

As at March 31, 2020, Baytex had availability of $417.0 million on its Credit Facilities (December 31, 2019 - $523.8 million). Non-compliance with the financial covenants applicable to the credit facilities could result in the Company's debt becoming due and payable on demand. If the current price environment persists, Baytex will pro-actively approach its lending syndicate to negotiate amendments to ensure the availability of the Company's existing credit facilities. There is no certainty that Baytex will be successful in negotiating such amendments.

The timing of cash outflows relating to financial liabilities as at March 31, 2020 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$209,776	$209,776	$—	$—	$—
Credit facilities(1)(2)	678,740	—	—	678,740	—
Long-term notes(2)	1,270,800	—	—	564,800	706,000
Interest on long-term notes(3)	565,153	93,545	187,090	160,630	123,888
Lease obligations	13,342	6,269	6,683	390	—
	$2,737,811	$309,590	$193,773	$1,404,560	$829,888
(1)At December 31, 2019, the credit facilities were set to mature on April 2, 2021. On March 3, 2020, Baytex amended the credit facilities to extend maturity to April 2, 2024 which will automatically be extended to June 4, 2024 providing the Company has either refinanced or has the ability to repay the outstanding 2024 long-term notes with existing credit capacity as of April 1, 2024.
(2)Principal amount of instruments. On February 5, 2020, Baytex issued US$500 million principal amount of 8.75% senior unsecured notes due 2027 and issued a redemption notice for the $300 million principal amount of 6.625% senior unsecured notes due 2022 (note 8). The Company completed the redemption of these notes on March 6, 2020. On February 20, 2020 Baytex completed the redemption of the US$400 million principal amount of senior unsecured notes due 2021 (note 8).
(3)Excludes interest on credit facilities as interest payments on credit facilities fluctuate based on amounts outstanding and interest rates.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. As at March 31, 2020, the Company is exposed to credit risk with respect to its trade and other receivables and financial derivatives. Baytex manages these risks through the selection and monitoring of credit-worthy counterparties.

Most of the Company's trade and other receivables relate to petroleum and natural gas sales. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts after reviewing the creditworthiness of the entity. Letters of credit or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

The majority of the Company's credit exposure on trade and other receivables at March 31, 2020 relates to accrued revenues and receivables related to our financial hedging contracts. Accounts receivable from purchasers of the Company's petroleum and natural gas sales are typically collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. Included in trade and other receivables at March 31, 2020 is $68.2 million (December 31, 2019 - $138.0 million) of accrued petroleum and natural gas sales related to delivered volumes.

Should the Company determine that the ultimate collection of a receivable is in doubt, the carrying amount of trade and other receivables is reduced by adjusting the allowance for doubtful accounts and a charge to net income or loss. If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. As at March 31, 2020, allowance for doubtful accounts was $1.6 million (December 31, 2019 - $1.6 million).

In determining whether amounts past due are collectible, the Company will assess the nature of the past due amounts as well as the credit worthiness and past payment history of the counterparty. As at March 31, 2020, trade and other receivables that Baytex has deemed past due (more than 90 days) but not impaired was $2.9 million (December 31, 2019 - $2.7 million). Baytex has estimated the lifetime expected credit loss as at and for the quarter ended March 31, 2020 to be nominal.

The Company's trade and other receivables, net of the allowance for doubtful accounts, were aged as follows as at March 31, 2020.

	March 31, 2020	December 31, 2019
Current (less than 30 days)	$102,276	$169,500
31-60 days	2,428	1,199
61-90 days	121	342
Past due (more than 90 days)	2,874	2,721
	$107,699	$173,762